Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

March 11, 2024	Stuart H. Coleman Member of the Firm d +1.212.969.3350 f 212.969.2900 scoleman@proskauer.com www.proskauer.com

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Christina DiAngelo Fettig

Re:	CPG Vintage Access Fund VII, LLC (File No. 811-23931) (the "Fund")

Dear Ms. Fettig:

On behalf of the Fund, we submit this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided by you to the undersigned and Wendy Li on March 4, 2024. The Staff's comments related to the Fund's Registration Statement on Form N-2, filed with the Commission on February 2, 2024 (the "Registration Statement") (SEC Accession No. 0001104659-24-009986).

Set forth below are the Staff's comments, which, for the convenience of the Staff, have been restated in their entirety. We have discussed the Staff's comments with representatives of the Fund. The Fund's responses to the Staff's comments are set out immediately under the restated comments. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statement.

Summary of Fund Expenses (Page 27)

1.	Comment. Please confirm whether the Fund expects to incur any leverage expenses in the first year. If so, please include a line item for interest expenses.

Response. The Fund confirms that it does not expect to incur any leverage expenses in the first year.

2.	Comment. The last sentence in the paragraph after the expense example table states the following: "The example assumes that the Fund will raise $250 million in total Commitments, and does not include any 8.0% make-up" payment." Please clarify in the disclosure that it does not include any Default rate.

Response. The disclosure has been revised as follows:

The example assumes that the Fund will raise $250 million in total Commitments, and does not include any 8.0% "make-up" payment. It also assumes no Defaults by Investors in their payments of called Commitments.

Fees and Expenses (Page 79)

3.	Comment. The first paragraph after the bullet point list listing the expenses to be borne by the Fund states the following: "The Fund will reimburse the Adviser for any of the above expenses that it pays on behalf of the Fund. Macquarie has agreed not to allocate a portion of expenses associated with personnel of the Adviser or its affiliates providing legal services and producing regulatory materials for the Fund for a period of at least two years following the Closing, which would be March 11, 2024." Please confirm whether the allocation is a type of expense waiver. If so, please gross up the fee tables for an estimate of these costs to show the corresponding labor.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

March 11, 2024

Response. The Fund advises the Staff that the allocation of expenses will not be made without Board approval; thus, it should not properly be considered a waiver.

4.	Comment. The third paragraph after the bullet point list listing the expenses to be borne by the Fund states the following: "The initial operating expenses for a new fund, including start-up costs, which may be significant, may be higher than the expenses of an established fund. The Fund shall bear its organizational expenses, and expenses relating to the offering and sale of Units, including certain marketing expenses; provided, however, that to the extent such organizational and offering expenses exceed $1 million, the excess amount over $1 million shall be borne by the Adviser." Please disclose whether any of those expenses assumed by the Adviser are subject to repayment by the Fund.

Response. The Fund confirms that organizational and offering expenses exceeding $1 million, if any, that may be borne by the Adviser will not be subject to repayment by the Fund.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any further questions, please do not hesitate to contact me at my number set forth above.

Very truly yours,

/s/ Stuart H. Coleman

Stuart H. Coleman

cc: Wendy Li